Performance of Infosys group for the Second Quarter ended September 30, 2006

Nandan M. Nilekani

Chief Executive Officer and Managing Director

S. Gopalakrishnan

President, Chief Operating Officer and Joint Managing Director

Safe Harbour

Certain statements in this release concerning our future growth prospects are forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of our investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT, business process outsourcing and consulting services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2006 and our Quarterly Report on Form 6-K for the quarter ended June 30, 2006.These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Outlook for the future
- Summary

Financial Performance

Highlights

	Q2 FY 07	Q1 FY 07	H1 FY 07
Indian GAAP			
Y-O-Y Growth			
Income	**50.4%**	45.6%	48.1%
PAT from ord. Activities	**52.0%**	50.8%	51.5%
US GAAP			
Y-O-Y Growth			
Revenues	**42.4%**	38.7%	40.6%
Net income	**44.2%**	42.6%	43.5%
New clients	**45**	38	83
Repeat business	**95.2%**	97.0%	96.4%
Headcount			
Gross addition	**10,795**	8,097	18,892
Net addition	**7,741**	5,694	13,435
Period end headcount	**66,150**	58,409	66,150

Highlights (Indian GAAP)

(Rs. crore)

	FY2007 Q2	FY2007 Q1	FY2006 Q2	% growth over Q1 07	% growth over Q2 06
Income	**3,451**	3,015	2,294	**14.5**	50.4
S/w development expenses	**1,833**	1,666	1,212	**10.0**	51.2
Gross profit	**1,618**	1,349	1,082	**19.9**	49.5
S,G&A expenses	**509**	460	348	**10.7**	46.3
Operating profit	**1,109**	889	734	**24.7**	51.1
Depreciation	**122**	106	96	**15.1**	27.1
Operating profit after depreciation	**987**	783	638	**26.1**	54.7
Other income	**66**	128	44	**(48.4)**	50.0
Provision for investment	**-**	3	1	**-**	-
Profit Before Tax	**1,053**	908	681	**16.0**	54.6
Provision for tax	**123**	106	69	**16.0**	78.3
Profit After Tax	**930**	802	612	**16.0**	52.0
Exceptional items*	-	6	-	-	-
PAT after exceptional items	**930**	808	612	**15.1**	52.0
Minority interest	**1**	8	6	**(87.5)**	(83.3)
PAT after exceptional items and minority interest	**929**	800	606	**16.1**	53.3

*Profit on sale of investment in Yantra Corporation, net of taxes

Highlights (Indian GAAP)

(Rs. crore)

	FY 2007 H1	%	FY 2006 H1	%	growth
Income	**6,466**	**100.0**	4,366	100.0	48.1
S/w development expenses	**3,499**	**54.1**	2,316	53.0	51.1
Gross profit	**2,967**	**45.9**	2,050	47.0	44.7
S,G&A expenses	**969**	**15.0**	652	14.9	48.6
Operating profit	**1,998**	**30.9**	1,398	32.0	42.9
Depreciation	**228**	**3.5**	176	4.0	29.5
Operating profit after depreciation	**1,770**	**27.4**	1,222	28.0	44.8
Other income	**194**	**3.0**	72	1.6	169.4
Provision for investment	**3**	**-**	1	-	200.0
Profit Before Tax	**1,961**	**30.3**	1,293	29.6	51.7
Provision for tax	**229**	**3.5**	150	3.4	52.7
Profit After Tax	**1,732**	**26.8**	1,143	26.2	51.5
Exceptional items*	**6**	**0.1**	-	-	-
PAT after exceptional items	**1,738**	**26.9**	1,143	26.2	52.1
Minority interest	**9**	**0.1**	6	0.1	50.0
PAT after exceptional items and minority interest	**1,729**	**26.7**	1,137	26.0	52.1

*Profit on sale of investment in Yantra Corporation, net of taxes

Balance Sheet

Infosys

(Rs. crore)

	Sep 30, 2006	%	March 31, 2006	%
LIABILITIES				
Shareholders' funds	8,599	100	6,966	99
Minority interest	10	0	68	1
Total liabilities	**8,609**	**100**	**7,034**	**100**
ASSETS				
Fixed assets	2,932	34	2,226	32
Investments	-	-	2	-
Deferred tax assets	79	1	65	1
Current assets				
Cash & equivalents*	4,327	50	4,709	66
Accounts receivables	2,085	24	1,608	23
Other current assets	988	12	770	11
Less: Current liabilities	(1,802)	(21)	(2,346)	(33)
Net current assets	5,598	65	4,741	67
Total Assets	**8,609**	**100**	**7,034**	**100**

*Includes investment in liquid Mutual Funds

Operational Performance

Region wise Revenue

Infosys® celebrating 25 years

(%)

	Q2 2007	Q1 2007	Q2 2006
North America	**63.7**	64.0	65.4
Europe	**25.8**	26.2	23.7
India	**1.6**	1.4	1.5
Rest of the world	**8.9**	8.4	9.4
Total	**100.0**	100.0	100.0

Utilization Rates



100.0%
0.0%
71.1%
67.5%
76.1%
77.5%
Q1 2007
Q2 2007

	Including training	Excluding training
Q1 2007	71.1%	76.1%
Q2 2007	67.5%	77.5%

Revenues by Project type

Infosys

(%)

	Q2 2007	Q1 2007	Q2 2006
Fixed Price	**26.2**	26.9	28.7
Time & Materials	**73.8**	73.1	71.3
Total	**100.0**	100.0	100.0

Onsite-Offshore Revenue split

(%)

	Q2 2007	Q1 2007	Q2 2006
Onsite	**50.3**	50.5	48.8
Offshore	**49.7**	49.5	51.2
Total	**100.0**	100.0	100.0

Customer Concentration

Infosys

	Q2 2007	Q1 2007	Q2 2006
Client contribution to revenues(%)			
Top Client	**6.6**	5.8	4.4
Top 5 clients	**21.0**	19.5	17.8
Top 10 clients	**32.9**	31.7	30.6
No. of clients*			
Million dollar	**232**	221	191
5 million+	**97**	94	76
10 million+	**61**	56	48
20 million+	**29**	28	23
30 million+	**20**	19	16
40 million+	**16**	15	11
50 million+	**12**	11	6
60 million+	**8**	7	4
70 million+	**6**	3	2
80 million+	**3**	3	1
90 million+	**3**	2	1
100 million+	**2**	2	-
Clients accounting for >5% of revenue	**1**	1	-

* Last Twelve Month in US dollars

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- Client acquisitions during the quarter were 45
- As the business world is ‘flattened’ by a confluence of disruptive trends, Infosys helped companies across industries to compete effectively. Faster innovation is a key shift that companies must make to win in the flat world
- Infosys is enabling **a leading US cable provider** offering cable TV, Internet, telephony and wireless services to launch and test time-critical services with a focus on creating new revenue streams
- **The world’s premier measurement company,** providing core bio-analytical and electronic measurement solutions to multiple industries, engaged Infosys to rewrite its life sciences and chemical analysis website into .NET architecture
- Enterprise services are enabling companies to become nimbler and more competitive. In a long-term engagement with **a large US airline company**, Infosys is implementing organization-wide Oracle Financials to transform its finance function in addition to incorporating best practices and operating procedures for enhanced effectiveness

Client Acquisition & Expansion of Services

- In Europe, Infosys is developing and upgrading a global SAP template for **a leading Finnish sports equipment manufacturer. A global electronics giant based in the Netherlands** engaged Infosys to rationalize its software infrastructure, particularly its business-critical content management system
- In the United Arab Emirates, Infosys is undertaking an initial scoping study to implement Oracle enterprise planning and budgeting systems for **a leading government-owned petroleum company.** Infosys helped **a leading airline in the Middle East** launch the first phase of its full-function, multi-language corporate website
- Infosys Consulting Inc., added nine new clients including **an asset maintenance & servicing company in Australia** and **a recognized market leader in smartphones, handhelds, software and accessory solutions**

Client Acquisition & Expansion of Services

- Infosys' Independent Validation Services (IVS) are gaining traction with clients across industry verticals
- Infosys is establishing a Testing Center of Excellence (TCoE) to streamline Quality Assurance (QA) for **a North American brokerage firm** and developing enterprise QA strategy for **a leading global insurance company**
- Infosys is also engaged in assessment and redesign of QA and testing processes, and performance validation for **another insurance firm with global operations**

Finacle®

- Finacle®, Infosys' universal banking solution, registered key wins in the Middle East, Africa and South Asia
- Finacle® was rolled out at **DBS Bank's** Indian operations, **HPB**, Croatia and **Dunbar Bank**, a part of Zurich Financial Services, UK
- Two Indian banks – **UCO Bank** and **Bank of Baroda** – also went live on Finacle® this quarter

Human Resources

Human Resources

	Q2 2007	Q1 2007
Total employee strength	**66,150**	58,409
Software professionals	**61,966**	54,606
Gross addition	**10,795**	8,097
Laterals	**2,560**	2,140
Net addition	**7,741**	5,694

Capex and Infrastructure

Capex and Infrastructure

- Capital expenditure of Rs. 330 crore was incurred during the quarter
- As on September 30, 2007, the company had 1,11,99,859* sq. ft of space capable of accommodating 57,056 professionals and 7,023,471 sq. ft under completion capable of accommodating 13,400 professionals

* Excluding subsidiaries

Outlook for the Future

Indian GAAP – Consolidated

Infosys

Quarter ending December 31, 2006*

- Income is expected to be between Rs. 3,602 crore and Rs.3,625 crore; YOY growth of 42.3% to 43.2%
- Earnings per share** is expected to be Rs. 16.84; YOY growth of 42.2%

Fiscal year ending March 31, 2007*

- Income is expected to be between Rs. 13,853 crore and Rs. 13,899 crore; YOY growth of 45.5% to 46.0%
- Earnings per share** is expected to be Rs. 66; YOY growth of 46.6%

**conversion 1 US$ = Rs. 45.60*

***Adjusted for the issue of bonus shares in the ratio of 1:1 allotted on July 15, 2006*

Summary

Summary

- Our business model provides a compelling value proposition to clients in a flat world
- The pricing environment continues to be stable with an upward bias
- Our continued focus on offering multiple services and our end-to-end capability in delivering solutions is giving us a strategic advantage in growing client accounts
- Our operating margins improved despite absorbing wage increases and other strategic investments
- We hired 10,795 employees (gross), which is the highest employee addition in any quarter
- We have put in place a long-term retention bonus plan for senior employees

Thank You